Exhibit (a)(3)

OBERWEIS EMERGING GROWTH FUND

WRITTEN INSTRUMENT AMENDING

AGREEMENT AND DECLARATION OF TRUST

The undersigned, being at least a majority of the trustees of the Oberweis Emerging Growth Fund, a business trust organized under the laws of The Commonwealth of Massachusetts pursuant to an Agreement and Declaration of Trust dated July 7, 1986 as amended on November 17, 1986 (the “Declaration of Trust”), do hereby amend, effective upon the later of (i) January 1, 1996, or (ii) the filing of this instrument in the office of the Secretary of The Commonwealth of Massachusetts, the Declaration of Trust as follows, which amendment need not be approved by the Shareholders of the Trust:

Section 1 of Article 1 of the Declaration of Trust is hereby amended and restated in its entirety as follows:

“Name and Registered Agent

Section 1.    This Trust shall be known as “The Oberweis Funds” and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine. The registered agent for the Trust in Massachusetts shall be CT Corporation System whose address is 2 Oliver Street, Boston, Massachusetts or such other person as the Trustees may from time to time designate.”

This instrument may be executed in several counterparts, each of which shall be deemed as original, but all taken together shall constitute one instrument.

IN WITNESS WHEREOF, the undersigned have as of this 21 day of November, 1995, signed these presents.

/s/ James D. Oberweis James D. Oberweis	/s/ Edward F. Streit Edward F. Streit

/s/ Thomas J. Burke Thomas J. Burke	Peter H. Wendell

/s/ Douglas P. Hoffmeyer Douglas P. Hoffmeyer